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                           April 16, 2021

       Ronny Yakov
       Chief Executive Officer
       OLB Group, Inc.
       200 Park Avenue, Suite 1700
       New York, NY 10166

                                                        Re: OLB Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 9, 2021
                                                            File No. 333-255152

       Dear Mr. Yakov:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services